Exhibit 99.3

APPENDIX B OPINION OF RBC CAPITAL MARKETS, LLC

RBC Capital Markets, LLC Three World Financial Center 200 Vesey Street, 9th Floor New York, NY 10281-8098

September 16, 2013

The Board of Directors
Perion Network Ltd.
4 HaNechoshet Street
Tel Aviv, Israel 69710
Attention: Josef Mandelbaum, Chief Executive Officer

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to holders of ordinary shares, par value NIS 0.01 per share (“Company Ordinary Shares”), of Perion Network Ltd., a company formed under the laws of Israel (the “Company”), of the Exchange Ratio pursuant to that certain Share Purchase Agreement, dated as of September 16, 2013 (the “Share Purchase Agreement”), by and among the Company, Conduit Ltd., a company formed under the laws of Israel (“Conduit”), and ClientConnect Ltd., a spin-off company to be formed under the laws of Israel (“Newco”). Capitalized terms used herein shall have the meanings used in the Share Purchase Agreement unless otherwise defined herein.

Conduit and Newco  propose entering into a Split Agreement, dated as of September 16, 2013 (the “Split Agreement” and, together with the Share Purchase Agreement, the “Agreements”), pursuant to which the entire activities and operations, and related assets and liabilities, currently conducted by Conduit and certain of its subsidiaries of research, development, marketing, sale, distribution, maintenance, provision of services for, the products, applications, technologies or solutions related to the Toolbar platform, Download Manager, Search Protect and Value Apps (as defined in Schedule 1.1.3 to the Split Agreement), including all works-in-progress and in development (collectively, the “Business”) will be transferred to Newco under the terms and conditions set forth in the Split Agreement, and the shareholders of Conduit will be issued shares in Newco identical to their respective holdings in Conduit, thereby becoming the shareholders of Newco (the “Split”). The Share Purchase Agreement provides, among other things, that as soon as practicable following the consummation of the Split, (i) each ordinary share, par value NIS 0.01 per share, of Newco (the “Newco Shares”) issued and outstanding immediately prior to the Effective Time, subject to certain exceptions, will be automatically transferred to the Company in exchange for approximately 0.2402 Company Ordinary Shares, such number of shares subject to adjustment, such that 81% of Company Ordinary Shares will be held by holders of Newco Shares, on a fully diluted basis, and 19% of Company Ordinary Shares will be held by holders of Company Ordinary Shares immediately prior to consummation of the transaction contemplated by the Share Purchase Agreement, on a fully diluted basis (the “Exchange Ratio”), and Newco will become a wholly owned subsidiary of the Company (the “Share Purchase” and, together with the Split, the “Transactions”). The terms and conditions of the Transactions are more fully set forth in the Agreements.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are providing our opinion to the board of directors of the Company in connection with the Share Purchase and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Transactions. The Company has also agreed to indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of the Company and receive customary compensation, and may also actively trade securities of the Company for our own account and the accounts of our customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of (x)  the Share Purchase Agreement; and (y) the draft dated September 9, 2013 of the Split Agreement (the “Latest Draft Split Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Business and the Company made available to us from published sources (in the case of the Company) and from the internal records of Conduit and the Company, respectively; (iii) we reviewed financial projections and forecasts of the Company and the combined post-Transactions company prepared by the Company’s management, and Newco, prepared by Conduit’s management, as adjusted by the Company’s management (“Forecasts”); (iv) we conducted discussions with members of the senior managements of Conduit and the Company with respect to the business prospects and financial outlook of Newco and the Company as standalone entities as well as the strategic rationale and potential benefits of the Transactions; (v)  we reviewed Wall Street research estimates regarding the potential future performance of the Company as a standalone entity; (vi)  we reviewed the reported prices and trading activity for Company Ordinary Shares; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we performed a valuation analysis of each of Newco and the Company as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of Newco and the Company, as well as precedent transaction analysis with respect to the Company; (ii) we performed an analysis of the contribution of selected historical and projected metrics of Newco and the Company as standalone entities; and (iii) we performed a pro forma combination analysis, determining the potential impact of the Transactions on the projected 2014 and 2015 earnings per share of the Company, pro forma for the Transactions.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Conduit or the Company (including, without limitation, the financial statements and related notes thereto of each of the Business and the Company, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed, with your consent, that all Forecasts provided to us by Conduit or the Company, as the case may be (including Forecasts provided to us by the Company with respect to certain cost and revenue synergies expected to be realized from the Transactions), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Conduit and the Company as to the future financial performance of Newco and the Company (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). We express no opinion as to such Forecasts or the assumptions upon which they were based. In addition, we have assumed, with your consent, that all assets necessary to operate the Business within Newco, together with the contractual rights associated with the Agreements and the ancillary agreements related thereto, are sufficient to operate Newco as contemplated by the Forecasts.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of Conduit, including the Business, or the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Business or the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Conduit or the Company.

We have assumed, in all respects material to our analysis that all conditions to the consummation of the Transactions will be satisfied without waiver thereof. We have further assumed that the executed version of the Split Agreement will not differ, in any respect material to our opinion, from the Latest Draft Split Agreement.

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Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which Company Ordinary Shares have traded or will trade following the announcement of the Transactions nor the prices at which Company Ordinary Shares will trade following the consummation of the Transactions.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with the Share Purchase. We express no opinion and make no recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Share Purchase or any other proposal to be voted upon by them in connection with the Transactions. All advice and opinions (written and oral) rendered by RBCCM are intended for the use and benefit of the Board of Directors (or special committee thereof) of the Company, acting solely in its capacity as such, and such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM; provided however, that RBCCM has agreed to the inclusion of the opinion in certain disclosure documents to be provided to holders of Company Ordinary Shares and/or filed in connection with certain court proceedings; provided further, however, that such opinion must be reproduced in full and that any description of or reference to RBCCM will be in a form reasonably acceptable to RBCCM and its counsel, such not to be unreasonably denied.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transactions or the relative merits of the Transactions compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to the holders of Company Ordinary Shares. Our opinion does not in any way address other terms or arrangements of the Transactions or the Agreements, including, without limitation, the financial or other terms of any other agreements contemplated by, or to be entered into in connection with, the Agreements. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of the Company’s officers, directors or employees, or class of such persons, relative to the consideration to be issued by the Company.

Our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Ordinary Shares.

Very truly yours, /s/ RBC CAPITAL MARKETS, LLC RBC CAPITAL MARKETS, LLC

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